NEWS RELEASE

Pan American Silver Provides Notice of Meeting and Record Date for the Special Meeting to Approve the Arrangement with Yamana and Agnico Eagle
Vancouver, B.C. - November 21, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) announces that it has filed the required notice setting the record and meeting dates in respect of the special meeting of shareholders (the “Pan American Meeting”) to consider the previously announced transaction with Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (the “Arrangement”). The record date for determination of shareholders eligible to vote at the Pan American Meeting is set as December 14, 2022 and the Pan American Meeting will be convened on Tuesday, January 31, 2022. Pan American has been advised that the Yamana shareholder meeting (the “Yamana Meeting” and, together with the Pan American Meeting, the “Meetings”) will be convened on the same date.
The management information circular in respect of the Pan American Meeting is expected to be mailed and filed following the record date. Pan American expects that such mailing will be concurrent with the availability of the management information circular for the Yamana Meeting.
Further details relating to the Arrangement and the Meetings, including the location of the Meetings and manner of voting, will be contained in the respective management information circulars of Pan American and Yamana.
About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management.
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Statement Regarding Forward-Looking Statements
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Forward-looking statements and information can be identified by statements that certain actions, events or results "will", “is expected” or "expects” be taken, occur or achieved. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the record and meeting dates for the Meetings; and the mailing and filing of the management information circulars for the Meetings.
The forward-looking statements and information contained in this news release reflect Pan American's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such risks, uncertainties and other factors include, among others, the possibility that the Meetings will not be held on the expected date or at all. Additional risks, uncertainties and other factors are identified in Pan American's most recent form 40-F and Annual Information Forms, and in their respective subsequent quarterly report filings, which have been filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, as applicable.

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NEWS RELEASE

Although Pan American has attempted to identify important factors that could cause actual results to differ materially from those set out or implied by the forward-looking statements and information, this list is not exhaustive and there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors should use caution when considering, and should not place undue reliance on any, forward-looking statements and information. Forward-looking statements and information are designed to help readers understand Pan American's current views in respect of the transaction and related matters and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by law.
This news release does not constitute (and may not be construed to be) a solicitation or offer by Pan American or any of their respective directors, officers, employees, representatives or agents to buy or sell any securities of any person in any jurisdiction, or a solicitation of a proxy of any securityholder of any person in any jurisdiction, in each case, within the meaning of applicable laws.

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